SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of October 2010

List of Exhibits:

1.	News Release entitled, “CNH Third Quarter Revenue Rises 20% to $3.5 billion on Improved Demand for Agricultural and Construction Equipment”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Richard Tobin
Richard Tobin
Chief Financial Officer

October 21, 2010

FOR IMMEDIATE RELEASE

For more information contact:

Gerry Spahn, Investor Relations         +1 (630) 887-2385

CNH Third Quarter Revenue Rises 20% to $3.5 billion on Improved Demand for Agricultural and Construction Equipment

•	Net Sales up 20% to $3.5 billion (with minimal impact from foreign exchange)

•	Agricultural Equipment +12.8%

•	Construction Equipment +52.4%

•	Operating Profit of $239 million, up $167 million, at a 6.8% margin

•	Third quarter EPS before exceptional items at $0.43 per share, compared to loss of $0.09 per share in third quarter 2009

•	FY 2010 revenue and operating profit expected to beat high end of April guidance

	Quarter Ended		Change
(US$ in millions)	9/30/2010	9/30/2009
Net Sales of Equipment	$3,540	$2,960	19.6%
Equipment Operations Operating Profit	$239	$72	231.9%
Equipment Operations Operating Margin	6.8%	2.4%	4.4%
Financial Services Net Income	$47	$32	46.9%
Net Income (Loss) attributable to CNH	$83	$(25)	nm
Net Income (Loss) Before Restructuring and Exceptional Items	$102	$(22)	nm
Diluted EPS Before Restructuring and Exceptional Items	$0.43	$(0.09)	nm
Equipment Operations Operating Cash Flow - YTD	$1,239	$362	242.3%
Equipment Operations Net (Cash) Debt	$(1,762)	$183	nm

BURR RIDGE, IL. — (MARKET WIRE) — CNH Global N.V. (NYSE: CNH) announced financial results for the third quarter ended September 30, 2010. For the quarter, Net Sales increased 19.6% (19.8% on a constant currency basis) to $3.5 billion due to solid performances delivered in the Americas and Rest of World regions augmented by a stabilization of trading conditions in Europe. Equipment Operations posted an Operating Profit of $239 million as a result of higher volumes, reduced industrial costs, and favorable product mix.

Net Sales were 78% agricultural equipment and 22% construction equipment for the quarter, as improving construction equipment unit demand continued to bring the Group’s revenue distribution back to historical norms. The geographical distribution of revenue for the period was 44% North America, 19% Western Europe, 19% Latin America, and 18% Rest of World.

Equipment Operations generated $1.2 billion in cash flow from operating activities over the first three quarters of the year. Year-to-date capital expenditures totaled $153 million, a 11% increase from the comparable period, primarily in preparation for new product launches and engine emissions compliance upgrade; full year capital expenditures are expected to be in the $300 million range. CNH’s Equipment Operations ended the period with a net cash position of $1.8 billion, an increase of $1.9 billion compared to the end of the third quarter in 2009. The 33% effective tax rate for the third quarter 2010 is within the Group’s long term expectations of 32% to 36%, as a result of tax incentive and tax return to provision filing differences, which largely offset the impact of not recording a tax benefit on losses in Europe for which conditions for their recognition are not currently satisfied.

Net Income before restructuring and exceptional items for the period of $102 million ($83 million inclusive of exceptional items) resulted in the Group generating a third quarter EPS of $0.43 ($0.35 inclusive of exceptional items) compared to a loss of $0.09 in the comparable prior year period.

2010 Market Outlook

CNH anticipates that global agricultural equipment markets will be up 0-5% for FY 2010. The CNH outlook for the global construction equipment markets is for an increase of 40% to 45% in 2010.

2010 CNH Outlook

In view of the Group’s performance through the first three quarters and current forecasts for trading activity in the remainder of the year, CNH anticipates that it will achieve the following financial target: Net Sales in excess of $14.3 billion, Operating Profit of $900 million and net industrial cash of $1.3 billion.

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended		Change
(US$ in millions)	9/30/2010	9/30/2009
Net Sales of Equipment	$2,769	$2,454	12.8%
Gross Profit	$547	$441	24.0%
Gross Margin	19.8%	18.0%	1.8%
Operating Profit	$235	$160	46.9%
Operating Margin	8.5%	6.5%	2.0%

Agricultural Equipment Industry and Market

Worldwide agricultural industry retail unit sales decreased 1% compared to the third quarter of 2009. Global tractor sales fell 1% while global combine sales grew 6% for the quarter.

North American markets rose 2%, with tractor sales up 2% and combine sales up 7% on continued strong demand from the large cash crop segments. Sustained commodity prices and the continuation of government support programs drove demand in Latin America where tractor sales rose 21% and combine sales were up 16%. The decline in equipment demand moderated in Western European markets which were down 5% for the quarter, with tractor sales falling 4% and combine sales down 13%. Rest of World markets were down 6%, with a 6% drop in tractor sales and a 7% rise in combine sales.

CNH Agricultural Equipment Third Quarter Results

Net Sales in the agricultural equipment segment increased 12.8% for the quarter (13.4% on a constant currency basis) on the back of growth in demand in the Americas that more than offset the difficult, but stabilizing, trading conditions in Europe and Rest of World markets. Operating Margin increased to 8.5% from 6.5% from the comparable period in 2009. This improved profit performance was largely the result of improved industrial economics, product mix, and favorable geographic distribution of revenues.

Company and dealer inventories ended the period largely in line with estimated market demand and historical norms for the period. CNH production for the period was slightly below the pace of retail sales due to seasonal plant shutdowns, inventory balancing, and in preparation for new product launches.

CNH continued to invest in its agricultural equipment product portfolio and industrial capacity during the third quarter. The Company continued to significantly invest in the launch of Tier 4/Stage IIIA product introductions with dealer and customer training programs completed during the period for the first products in the line-up, 4-wheel drive tractors. Investments in the Group’s industrial footprint for both whole goods manufacturing and components supply continued in conjunction with the product plan announced in April 2010.

Construction Equipment

	Quarter Ended		Change
(US$ in millions)	9/30/2010	9/30/2009
Net Sales of Equipment	$771	$506	52.4%
Gross Profit	$98	$7	nm
Gross Margin	12.7%	1.4%	11.3%
Operating Profit	$4	$(88)	nm
Operating Margin	0.5%	(17.4)%	17.9%

Construction Equipment Industry and Market

Global construction equipment industry retail unit sales rose 47% in the third quarter compared to the prior year, with light equipment up 34% and heavy equipment up 59%. North American demand was up 34%, with light equipment volumes up 34% and heavy equipment rising 33%. Western European markets rose 27% as the industry began to rebuild from the prior year’s low levels. In Latin America, the market was up 85%, driven by strong demand from projects in public and private sectors. Industry sales in Rest of World markets rose 54% with continued strong demand in the Asia-Pacific region, primarily the heavy equipment segment in China.

CNH Construction Equipment Third Quarter Results

CNH’s construction equipment segment Net Sales grew considerably, 52.4% (51.0% on a constant currency basis) driven by a robust recovery in demand in all regions compared with the low base in the third quarter 2009. The segment posted an Operating Profit for the quarter of $4 million, compared to the $88 million loss in the comparable quarter in 2009, largely as a result of increased volume, reduced industrial costs, and increased capacity utilization.

Finished goods unit inventory levels (company and dealer) for the segment declined from the comparative quarter. Due to inventory management in the prior period, production exceeded retail volume by 4% for the period as the Group began to re-stock its dealer network with fresh product and in preparation for new product launches.

New product launches announced in April 2010 in both light and heavy construction equipment remain on track with performance, safety, styling, and emissions compliance features incorporated in the new designs. The first global launch of the new Tier 4 compliant backhoe, produced in three different regions, is on schedule with product deliveries commencing in October.

CNH Financial Services Third Quarter Results

	Quarter Ended		Change
(US$ in millions)	9/30/2010	9/30/2009
Net Income	$47	$32	46.9%
On-Book Asset Portfolio	$14,772	$9,901	49.2%
Managed Asset Portfolio	$17,414	$17,830	(2.3)%

Financial Services’ Net Income for the quarter ending September 30, 2010 was $47 million, an increase of $15 million compared to the quarter ending September 30, 2009, as a result of higher loan originations in the agricultural equipment business and improved interest margins which were partially offset by higher provisions for credit losses in the agricultural portfolio. Due to the adoption of new accounting standards on January 1, 2010, Financial Services was required to consolidate $5.7 billion of receivables and related liabilities in its balance sheet. Consequently, on-book receivables are higher compared to September 2009.

The managed asset portfolio decreased $416 million from September 2009 due to lower retail originations in the construction equipment market over the last 24 months. Delinquency indicators showed improvements in all loan portfolios.

Unconsolidated Equipment Operations Subsidiaries

Third quarter results for the Group’s unconsolidated Equipment Operations subsidiaries improved to $15 million from a $5 million net loss in the comparable period in the prior year as a result of robust market conditions in Turkey in agricultural equipment and improved relative performance of the Group’s construction equipment joint ventures.

Other

Exceptional and Other Items

On July 28, 2010, the Company completed the redemption of its $500 million in notes due in 2014, and as a result, CNH incurred a pretax loss of $22 million ($14 million after tax) on retirement of debt in the third quarter of 2010.

Equipment Operations Cash Flow and Net Debt

	Fiscal Year-to-Date (nine months ended)
(US$ in millions)	9/30/2010	9/30/2009
Net Income (loss)	$232	$(243)
Depreciation & Amortization	208	195
Cash Change in Working Capital*	335	295
Other	464	115

Net Cash Provided (Used) by Operating Activities	1,239	362
Net Cash Provided (Used) by Investing Activities**	(147)	(151)
All Other	140	29

(Increase)/Decrease in Net Debt (Cash)	$1,232	$240

Net (Cash) Debt	$(1,762)	$183

*	Net cash change in receivables, inventories and payables including inter-segment receivables and payables.
**	Excluding Net (Deposits In)/Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on October 21, 2010 to review third quarter 2010 results. The conference call webcast will begin at 7:00 a.m. U.S. Central Time; 8:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations gross profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations operating profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations gross margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations operating margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat affiliates cash management pool and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results or business trends such as the impact of divestitures, retirement of debt and changes in law. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD LOOKING STATEMENTS

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., the effect of the contemplated demerger pursuant to which CNH would be separated from Fiat S.p.A.’s automotive business, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2009.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended September 30, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2010	2009	2010	2009	2010	2009
	(in millions, except per share data)
Revenues:
Net sales	$3,540	$2,960	$3,540	$2,960	$—	$—
Finance and interest income	282	238	45	33	355	295

	3,822	3,198	3,585	2,993	355	295

Costs and Expenses:
Cost of goods sold	2,895	2,512	2,895	2,512	—	—
Selling, general and administrative	411	363	294	278	117	85
Research, development and engineering	112	98	112	98	—	—
Restructuring	6	9	6	8	—	1
Interest expense	228	172	128	84	153	131
Interest compensation to Financial Services	—	—	65	54	—	—
Other, net	73	84	43	42	30	35

Total	3,725	3,238	3,543	3,076	300	252

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	97	(40)	42	(83)	55	43
Income tax provision (benefit)	32	(8)	21	(21)	11	13
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	3	2	47	32	3	2
Equipment Operations	15	(5)	15	(5)	—	—

Net income (loss)	83	(35)	83	(35)	47	32
Net income (loss) attributable to noncontrolling interests	—	(10)	—	(10)	—	—

Net income (loss) attributable to CNH Global N.V.	$83	$(25)	$83	$(25)	$47	$32

Weighted average shares outstanding:
Basic	238	237

Diluted	239	237

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$0.35	$(0.11)

Diluted EPS	$0.35	$(0.11)

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Nine Months Ended September 30, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009	2010	2009
	(in millions, except per share data)
Revenues:
Net sales	$10,715	$9,570	$10,715	$9,570	$—	$—
Finance and interest income	838	680	107	97	1,038	829

	11,553	10,250	10,822	9,667	1,038	829

Costs and Expenses:
Cost of goods sold	8,770	8,172	8,770	8,172	—	—
Selling, general and administrative	1,236	1,087	909	840	327	247
Research, development and engineering	323	286	323	286	—	—
Restructuring	8	82	8	78	—	4
Interest expense	620	509	287	236	464	379
Interest compensation to Financial Services	—	—	176	143	—	—
Other, net	202	251	114	147	88	101

Total	11,159	10,387	10,587	9,902	879	731

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	394	(137)	235	(235)	159	98
Income tax provision	213	71	177	45	36	26
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	8	6	131	78	8	6
Equipment Operations	43	(41)	43	(41)	—	—

Net income (loss)	232	(243)	232	(243)	131	78
Net income (loss) attributable to noncontrolling interests	(11)	(25)	(11)	(25)	—	—

Net income (loss) attributable to CNH Global N.V.	$243	$(218)	$243	$(218)	$131	$78

Weighted average shares outstanding:
Basic	238	237

Diluted	238	237

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$1.02	$(0.92)

Diluted EPS	$1.02	$(0.92)

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

As of September 30, 2010 (Unaudited) and December 31, 2009

	Consolidated		Equipment Operations		Financial Services
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
	(in millions)
ASSETS
Cash and cash equivalents	$1,182	$1,263	$334	$290	$848	$973
Deposits in Fiat affiliates cash management pools	3,214	2,251	3,126	2,144	88	107
Accounts, notes receivable and other - net	14,511	8,426	893	788	13,906	7,952
Intersegment notes receivable	—	—	3,443	2,398	490	634
Inventories	2,998	3,297	2,998	3,297	—	—
Property, plant and equipment, net	1,722	1,764	1,720	1,761	2	3
Equipment on operating leases - net	626	646	1	3	625	643
Investment in Financial Services	—	—	2,090	2,377	—	—
Investments in unconsolidated affiliates	439	415	358	330	81	85
Goodwill and other intangibles	3,057	3,091	2,900	2,935	157	156
Other assets	3,028	2,055	1,848	1,557	1,180	498

Total Assets	$30,777	$23,208	$19,711	$17,880	$17,377	$11,051

LIABILITIES AND EQUITY
Short-term debt	$3,736	$1,972	$120	$136	$3,616	$1,836
Accounts payable	2,077	1,915	2,171	2,061	183	151
Long-term debt, including current maturities	12,126	7,436	4,531	3,532	7,595	3,904
Intersegment debt	—	—	490	634	3,443	2,398
Accrued and other liabilities	5,705	5,075	5,267	4,708	449	384

Total Liabilities	23,644	16,398	12,579	11,071	15,286	8,673
Equity	7,133	6,810	7,132	6,809	2,091	2,378

Total Liabilities and Equity	$30,777	$23,208	$19,711	$17,880	$17,377	$11,051

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Nine Months Ended September 30, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009	2010	2009
	(in millions)
Operating activities:
Net income (loss)	$232	$(243)	$232	$(243)	$131	$78
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	299	289	208	195	91	94
Intersegment activity	—	—	(123)	(52)	123	52
Changes in operating assets and liabilities	108	646	923	442	(815)	204
Other, net	(137)	(58)	(1)	20	(17)	(6)

Net cash provided (used) by operating activities	502	634	1,239	362	(487)	422

Investing activities:
Expenditures for property, plant and equipment	(153)	(139)	(153)	(138)	—	(1)
Expenditures for equipment on operating leases	(262)	(207)	—	—	(262)	(207)
Net collections from retail receivables	24	785	—	—	24	785
Net withdrawals from (deposits in) Fiat affiliates cash management pools	(988)	1,158	(1,002)	975	14	183
Other, net	138	106	6	(13)	112	119

Net cash provided (used) by investing activities	(1,241)	1,703	(1,149)	824	(112)	879

Financing activities:
Intersegment activity	—	—	(989)	(63)	989	63
Net increases (decreases) in indebtedness	647	(1,997)	946	(842)	(299)	(1,155)
Dividends paid	—	—	—	—	(250)	(150)
Other, net	(11)	(15)	(11)	(15)	20	—

Net cash provided (used) by financing activities	636	(2,012)	(54)	(920)	460	(1,242)

Effect of foreign exchange rate changes on cash and cash equivalents	22	119	8	14	14	105

Increase (decrease) in cash and cash equivalents	(81)	444	44	280	(125)	164
Cash and cash equivalents, beginning of period	1,263	633	290	173	973	460

Cash and cash equivalents, end of period	$1,182	$1,077	$334	$453	$848	$624

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Nine Months Ended September 30, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
	(in millions)
Short-term debt:
With Fiat affiliates	$151	$537	$19	$7	$132	$530
Owed to securitization investors	2,044	—	—	—	2,044	—
Other	1,541	1,435	101	129	1,440	1,306
Intersegment	—	—	—	161	2,903	1,594

Total short-term debt	3,736	1,972	120	297	6,519	3,430

Long-term debt:
With Fiat affiliates	1,334	2,352	568	931	766	1,421
Owed to securitization investors	4,102	—	—	—	4,102	—
Other	6,690	5,084	3,963	2,601	2,727	2,483
Intersegment	—	—	490	473	540	804

Total long-term debt	12,126	7,436	5,021	4,005	8,135	4,708

Total debt:
With Fiat affiliates	1,485	2,889	587	938	898	1,951
Owed to securitization investors	6,146	—	—	—	6,146	—
Other	8,231	6,519	4,064	2,730	4,167	3,789
Intersegment	—	—	490	634	3,443	2,398

Total debt	$15,862	$9,408	$5,141	$4,302	$14,654	$8,138

Less:
Cash and cash equivalents	1,182	1,263	334	290	848	973
Deposits in Fiat affiliates cash management pools	3,214	2,251	3,126	2,144	88	107
Intersegment notes receivable	—	—	3,443	2,398	490	634

Net debt (cash)	$11,466	$5,894	$(1,762)	$(530)	$13,228	$6,424

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

5

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Nine Months Ended September 30, 2010 and 2009

(Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2010	2009	% Change	2010	2009	% Change
	(in millions, except percentages)
1. Revenues and net sales:
Net sales
Agricultural equipment	$2,769	$2,454	12.8%	$8,543	$8,037	6.3%
Construction equipment	771	506	52.4%	2,172	1,533	41.7%

Total net sales	3,540	2,960	19.6%	10,715	9,570	12.0%
Financial services	355	295	20.3%	1,038	829	25.2%
Eliminations and other	(73)	(57)		(200)	(149)

Total revenues	$3,822	$3,198	19.5%	$11,553	$10,250	12.7%

2. Net sales on a constant currency basis:
Agricultural equipment net sales	$2,769	$2,454	12.8%	$8,542	$8,037	6.3%
Effect of currency translation	13		0.6%	(247)		(3.1)%

Agricultural equipment net sales on a constant currency basis	$2,782	$2,454	13.4%	$8,295	$8,037	3.2%

Construction equipment net sales	$771	$506	52.4%	$2,172	$1,533	41.7%
Effect of currency translation	(7)		(1.4)%	(91)		(5.9)%

Construction equipment net sales on a constant currency basis	$764	$506	51.0%	$2,081	$1,533	35.8%

Total Equipment Operations net sales on a constant currency basis	$3,546	$2,960	19.8%	$10,376	$9,570	8.4%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

6

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Nine Months Ended September 30, 2010 and 2009

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	(in millions, except percentages)
Net sales	$3,540	100.0%	$2,960	100.0%	$10,715	100.0%	$9,570	100.0%
Less:
Cost of goods sold	2,895	81.8%	2,512	84.9%	8,770	81.8%	8,172	85.4%

Equipment Operations gross profit	645	18.2%	448	15.1%	1,945	18.2%	1,398	14.6%
Less:
Selling, general and administrative	294	8.3%	278	9.4%	909	8.5%	840	8.8%
Research and development	112	3.2%	98	3.3%	323	3.0%	286	3.0%

Equipment Operations operating profit	$239	6.8%	$72	2.4%	$713	6.7%	$272	2.8%

Gross profit and margin:
Agricultural equipment	$547	19.8%	$441	18.0%	$1,671	19.6%	$1,381	17.2%
Construction equipment	98	12.7%	7	1.4%	274	12.6%	17	1.1%

Equipment Operations gross profit	$645	18.2%	$448	15.1%	$1,945	18.2%	$1,398	14.6%

Operating profit and margin:
Agricultural equipment	$235	8.5%	$160	6.5%	$732	8.6%	$545	6.8%
Construction equipment	4	0.5%	(88)	(17.4)%	(19)	(0.9)%	(273)	(17.8)%

Equipment Operations operating profit	$239	6.8%	$72	2.4%	$713	6.7%	$272	2.8%

4. Net income (loss) and diluted earnings (loss) per share before restructuring and exceptional items:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(in millions, except per share data)
Net income (loss) attributable to CNH	$83	$(25)	$243	$(218)

Restructuring, after tax:
Restructuring	6	9	8	82
Tax benefit	(1)	(6)	(1)	(26)

Restructuring, after tax	5	3	7	56

Exceptional items:
Loss from debt redemption, net of tax	14	—	14	—
Gain from the sale of business, net of tax	—	—	(4)	—
Tax charge for Medicare Part D retiree drug subsidy	—	—	20	—

Net income (loss) before restructuring and exceptional items	$102	$(22)	$280	$(162)

Weighted average common shares outstanding - diluted	239	237	238	237

Diluted earnings (loss) per share before restructuring and exceptional items	$0.43	$(0.09)	$1.17	$(0.68)

Note: Equipment Operations Gross and Operating Profit, Net Income and Diluted Earnings Per Share Before Restructuring and Exceptional Items are non-GAAP financial measures. See description of non-GAAP measures contained in this release.

7

5. Equipment Operations cash generated from working capital

	Balance as of December 31, 2009	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of September 30, 2010	Cash Generated from Working Capital
	(in millions)
Accounts, notes receivable and other – net – Total	$788	$9	$9	$893	$(87)
Inventories	3,297	(28)	—	2,998	271
Accounts payable - Total	(2,061)	41	—	(2,171)	151

Working Capital	$2,024	$22	$9	$1,720	$335

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

8

FIAT GROUP

Agricultural and Construction Equipment

CNH

CASE
CASE
8010
CASE IH
NEW HOLLAND

2010 Third Quarter Financial Results October 21, 2010

Management Participants
Harold Boyanovsky
President and Chief Executive Officer
Richard Tobin
Chief Financial Officer
Marco Casalino
Vice President and Treasurer
Gerry Spahn
Senior Director, Investor Relations
2 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Forward Looking Statement
This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All
statements other than statements of historical fact contained in this presentation, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-
looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,”
“anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers' access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., the effect of the contemplated demerger pursuant to which CNH would be separated from Fiat S.p.A.'s automotive business, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2009.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.
3 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Highlights
Net sales of equipment of $3.5 billion, up 20% in the third quarter and $10.7 billion, up 12% for the first nine months
Agricultural equipment up 12.8% in the third quarter and 6.3% for the first nine months
Construction equipment up 52.4% in the third quarter and 41.7% for the first nine months
Equipment operations operating profit increase of $167 Million compared to Q3 2009, and $441 million compared to the first nine months of 2009
Q3 Operating Margin increased to 6.8% compared to 2.4% in Q3 2009
Year to Date Operating Margin increased to 6.7% compared to 2.8% in 2009
Equipment operations net cash position increased by $1.2 Billion to $1.8 Billion for the nine months
Net income before restructuring and exceptional items of $102 Million in the third quarter and $280 for the first nine months
Q3 2010 YTD 2010
Basic EPS: $0.35/share  $1.02/share
Diluted EPS: $0.35/share  $1.02/share
Basic EPS before restructuring and exceptional items: $0.43/share  $1.18/share
Diluted EPS before restructuring and exceptional items: $0.43/share  $1.17/share
4 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Financial Highlights – Third Quarter

*  See Appendix for Definition and U.S. GAAP Reconciliation
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
U.S. GAAP, US$ in mils. - Except per share data and percentage Percent
09/30/10 09/30/09 Change
Net Sales of Equipment 3,540 $    2,960 $    20%
Equipment Operations Operating Profit * 239 $       72 $        232%
Financial Services Net Income 47 $        32 $        47%
Net Income (Loss) Before Restructuring and Exceptional Items * 102 $       (22) $       nm
Diluted EPS Before  Restructuring and Exceptional Items * 0.43 $      (0.09) $     nm
Equipment Operations Operating Cash Flow - YTD 1,239 $    362 $       242%
Equipment Operations Net Debt (Cash) * (1,762) $   183 $       nm
Quarter Ended

$5,000
$4,000
$3,000
$2,000
$1,000
$0
$2,679
$437
$237
$884
$1,121
$3,557
$627
$436
$1,151
$1,343
$4,326
$918
$737
$1,115
$1,556
$2,960
$542
$441
$775
$1,202
$3,540
$630
$678
$687
$1,545
2006
2007
2008
2009
2010
North America
Western Europe
Latin America
Rest of World

% of 2010 total Net Sales

18%
44%
19%
19%

Net Sales by Geographic Region*
– Third Quarter

*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
+16%
+29%
-11%
+54%
+20%
Net Sales
Change Y-o-Y
Rate of
Change
vs. H1 ‘10

$5,000
$4,000
$3,000
$2,000
$1,000
$0
$2,679
$984
$1,695
$3,557
$1,258
$2,299
$4,326
$1,155
$3,171
$2,960
$506
$2,454
$3,540
$771
$2,769
2006
2007
2008
2009
2010

$400
$350
$300
$250
$200
$150
$100
$50
$0
($50)
($100)
$158
$78
$80
$300
$125
$175
$339
$42
$297
$72
$160
($88)
$239
$4
$235
2006
2007
2008
2009
2010

Net Sales and Operating Profit* Review
– Third Quarter

Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
(U.S. GAAP, US$ in mils.)

$72
$96
$32
$63
($23)
($20)
$19
$239
Q3 '09
Volume & Mix
Net Pricing
Production Cost
SG&A
R&D
Other
Q3 '10

Equipment Operations Operating Profit* Evolution
– Third Quarter

*  See Appendix for Definition and U.S. GAAP Reconciliation
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
(U.S. GAAP, US$ in mils.)
• Volume: Higher volumes in both AG and CE; improved product and geographic mix
• Production cost: Reduced industrial cost in addition to increased capacity utilization and absorption in CE
• SG&A cost improved as percentage of revenue as company realizes top-line growth
• R&D up slightly as CNH continues to invest in its product portfolio

Equity in Net Income of Equipment Operations Unconsolidated Joint Ventures
(U.S. GAAP, US$ in mils.)
($5)
$15
($41)
$43
Q3 '09
Q3 '10
YTD '09
YTD '10

CNH Global Reach
– Contribution from Equipment Operations JV’s
9 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
Significant Unconsolidated
Subsidiaries
Turkey
TTF - Tractors
Japan
KCM - Excavators
HFT – Tractors
Pakistan
Al Ghazi – Tractors
India
L&T – Tractor Loader Backhoes
Global Joint Ventures continue to improve
contribution
• Agricultural Equipment
• Robust performance in Turkey
• Construction Equipment
• Better performance as various global markets
rebound
• Improved profitability in Japan
Other International Region
Consolidated Subsidiaries
Russia
Kamaz - Tractors, Combines, CE
China
Harbin – Tractors
Shanghai - Tractors
Uzbekistan
Tashkent - Tractors, Planters

Equipment Operations Change in Net Debt (Cash)*
– Year to Date

* See Appendix for Definition and US GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are part of Net Debt (Cash)
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
(U.S. GAAP, US$ in mils.)
2010 2009
Net Income (loss) 232 $     (243) $
Depreciation & Amortization 208 195
Cash Change in Working Capital ** 335 295
Other 464 115
Net Cash From Operating Activities 1,239 362
Net Cash From Investing Activities *** (147) (151)
All Other, Including FX Impact for the Period
140
29
(Increase) / Decrease in Net Debt (Cash) 1,232 $ 240 $
Cash Changes in Working Capital
Account Receivables (87) $      623 $
Inventories 271 928
Account Payables 151 (1,256)
Cash Change in Working Capital ** 335 $    295 $
Year to Date

Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10
Company Inventory
Dealer Inventory
CNH Produced Retails
CNH Production

Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10
Company Inventory
Dealer Inventory
CNH Produced Retails
CNH Production

Inventory Reductions
(In Units of Equipment)

• Third Quarter Underproduction vs. Retail 1%
• 3% Reduction in Forward Months of Supply
• Third Quarter Overproduction vs. Retail 4%
• 44% Reduction in Forward Months of Supply
Source: CNH Internal Elaboration
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
Construction Equipment
(Light & Heavy)
Agricultural Equipment
(Major Equipment)

Market Outlook 12 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

$600
$500
$400
$300
$200
$100
$0
$365
$221
$171
Jan-06
May-06
Sep-06
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10
Corn
Soybeans
Wheat

$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
USDA Aug-10
$77.1bn
USDA Feb-10
$69.7bn
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09P
'10F
'11F
'12F
'13F
'14F

Agriculture Equipment Industry Drivers
– IHS Global Insight

Global Commodity Prices per Metric Ton
US Net Farm Income -
(US$ in billions)
Source: IHS Global Insight October 2010
Gl Insight 10y Ave
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09P
'10F
'11F
'12F
'13F
'14F

2.5
2.0
1.5
1.0
0.5
0.0
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09P
'10F
'11F
'12F
'13F
'14F

Construction Equipment Industry Drivers
– IHS Global Insight

US Nonresidential Construction Spending
(US$ in billions)
US Housing Starts
(in millions units)
Global GDP Trends
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
Source: IHS Global Insight October 2010
2008 2009 2010F 2011F 2012F 2013F 2014F
World 1.6% -2.0% 3.6% 3.1% 3.5% 3.6% 3.7%
North America 0.0% -2.6% 2.8% 2.4% 2.9% 2.9% 3.2%
Europe 0.5% -4.1% 1.7% 1.7% 2.0% 2.2% 2.3%
CIS 5.2% -7.4% 4.3% 4.5% 4.2% 4.1% 3.9%
Asia less Japan 5.6% 4.7% 7.9% 6.5% 6.6% 6.7% 6.8%
Latin America 5.2% -0.3% 5.3% 4.7% 4.9% 4.7% 4.8%
Growth environment above 2.5%

300
200
100
0
12
8
4
0
Tractors
Combines
2006
2007
2008
2009
2010
Tractors NAR
Tractors WER
Tractors LAR
Tractors ROW
Combines

200
100
0
2006
2007
2008
2009
2010
Heavy
Skid Steer Loaders & Backhoe Loaders
Other Light

Industry Units Volume* Third Quarter
Agricultural and Construction Equipment

Q3 ’10
Industry
(change vs.
prior year)
CNH
(performance
relative to mkt)
World Wide (1%)
+
North America 2%
-
<40hp (1%) Flat
40+hp
6% -
Western Europe
(4%)
+
Latin America
21%
Flat
Rest of World (6%)
+
World Wide 6%
-
North America 7%
-
Western Europe
(13%)
Flat
Latin America
16%
-
Rest of World
7%
+
World Wide AG Equipment
(1%)
+
Q3 ’10
Industry
(change vs.
prior year)
CNH
(performance relative
to mkt)
World Wide 34%
+
North America 34%
Flat
Western Europe 28%
Flat
Latin America 74%
Flat
Rest of World 32%
+
World Wide
59%
Flat
North America 33%
Flat
Western Europe 26%
Flat
Latin America 94%
-
Rest of World 65%
Flat
World Wide CE Equipment 47%
Flat
Tractors
Combines
Light
Heavy
CNH Internal Elaboration - Preliminary Results (Units in thousands)
*  See Appendix for Geographic Information
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

2008
2009
2010
2011
2012
2013
2014
2015
2016
>
175 HP – 750HP
Tier 3
Tier 4A
Tier 4B
75 HP – 175 HP
Tier 3
Tier 4A
Tier 4B
50 HP – 75 HP
Tier 4A
Tier 4B

Tier 4 Emissions Solutions

CNH will utilize SCR technology for engines with more than
100hp. Enhanced solution for high horsepower agricultural
applications:
•High power demands
•Operate in harsh environments
•Improved fuel efficiency
• IMPROVES CUSTOMER’S  BOTTOM LINE
EGR IS THE SOLUTION FOR ENGINES <100HP
CNH will utilize EGR technology for engines with less than
100hp.   Solution for light to medium agricultural equipment:
•Smaller EGR components can meet  Tier 4 requirements
•Less constraints on fuel efficiency
SCR IS THE SOLUTION FOR ENGINES >100HP
Tier 4 timeline Tier 4 timeline
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

CNH

CASE IH AGRICULTURE

EFFICIENTPOWER EP
MORE PRODUCTIVITY • LESS FUEL

CASE IH high-horsepower tractors
17 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
MAGNUM series
• Largest, best in class cab
• Cab Suspension and New Multi-Control Armrest
• Tier 4 compliant with lower running costs and better fuel
efficiency
• Up to 14% Power Growth for heavy draft loads
• 15%-20% better than our Tier 3 Magnum and 5%-10%
better than competition
STEIGER 4WD series
• Best-in-class - 600 HP Tractor
• Best-in-class - eight hydraulic remotes
• Best-in-class – largest cab with 40° Swivel seat and
Multi-Control Armrest
• Best-in-class - Hydraulic flow
• Exclusive - Suspension cab
• More fuel capacity
• Tier 4 compliant with lower running costs and better fuel
efficiency
• 10% operating cost improvement

New Holland high horsepower tractors

T8 Range
• New maneuverable compact long wheelbase
• Fully integrated cast front linkage
• Best-in-class operating comfort
• Tier 4 compliant with lower running costs and better fuel
efficiency
T9 4WD Range
• Two versions:
• Standard up to 557 hp
• Heavy duty up to 669 hp
• Best in class hydraulic performance
• Tier 4 compliant with lower running costs and better fuel
efficiency
• 10% operating cost improvement
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

CASE CONSTRUCTION

NEW HOLLAND CONSTRUCTION

CASE
CASE

% of CE Portfolio*

Construction Equipment – New Backhoe
Tractor Loader
Backhoe
30%

*  % of 2009 CNH CE retail sales
New Tractor Loader Backhoe
•New Machine from ground up
•
Expanded product line: 4 models replacing 3 models
•New CNH lift technology:
•
Best in class backhoe lifting capabilities
•
Backhoe lifting capabilities comparable to mid-size excavator
•Produced in North America, Latin America and Europe for sale in local markets
•North America and Europe models Tier 4 compliant
•Delivery to dealer network underway
•
Retail launch of Case brand N-series in Q4
•
New Holland product to follow
19 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Construction Equipment
…
continued product flow

All-new Skid Steer Loader: Q1 2011
Next in the product pipeline
New Motor Grader:
•Q4 2010 launch in NA, LA and Europe for both brands
•Upgraded cab styling for improved visibility and improved
ergonomics
•New FPT Tier 3 engine
• Redesigned cab with better
visibility and more room
• Isolated boom arms with Super
Boom design
• Redesigned cab, 25% wider
• Increase lift capacity
• Easier and faster to service, 13%
improvement in serviceability
Skid Steer
Loader
26%
Tractor Loader
Backhoe
30%
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
*  % of 2009 CNH CE retail sales

Industry Units Volume* Full Year Outlook
Agricultural and Construction Equipment
• Global AG demand positive vs. last year
• Strong fundamentals in NA & LA expected to drive market demand in 2010
• Continued weak, but stabilizing, conditions limiting equipment demand in WE
• Worldwide aggregate industry demand for Light & Heavy Construction Equipment is expected to be up 40-45% with growth in all regions

FY ’10
Industry
(change vs.
prior year)
World Wide 0-5%
North America 0-5%
<40hp 0-5%
40+hp 0-5%
Western Europe
(10-15%)
Latin America
15-20%
Rest of World
0-5%
World Wide Flat
North America 5-10%
Western Europe (25-30%)
Latin America 25-30%
Rest of World
Flat
World Wide AG Equipment
0-5%
FY ’10
Industry
(change vs.
prior year)
World Wide ~30%
North America ~15%
Western Europe 15-20%
Latin America
65-70%
Rest of World
45-50%
World Wide
55-60%
North America 5-10%
Western Europe 10-15%
Latin America 75-80%
Rest of World 65-70%
World Wide CE Equipment
40-45%
Tractors
Combines
Light
Heavy
*  See Appendix for Geographic Information
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

2010 Outlook
•
Agricultural market expected to remain solid through the year end
•
Construction market continued slow structural improvement
•
New product launches
• Construction equipment
• New backhoe in Q4
• New Grader for the North American, European and Brazilian markets in Q4
• New skid steer in Q1 2011
• Agricultural equipment
• New utility tractor Q4
• Tier 4 deployment in high horsepower agricultural equipment in 2011
•
2010 financial targets update
• CNH anticipates that it will achieve the following financial targets: Net Sales in excess of $14.3 billion,
Operating Profit of $900 million and net industrial cash of $1.3 billion
22 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

For Further Information
Please Contact Investor Relations:
Gerry Spahn phone: 1-630-887-2385 e-mail:  gerry.spahn@cnh.com
Federico Catasta phone: 1-630-887-3745 e-mail:  federico.catasta@cnh.com
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Fax: 1-630-887-3890
E-mail: wwinvestorrelations@cnh.com
Website: www.cnh.com
23 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Appendix

Financial Data – Year to Date 25 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Financial Highlights – Year to Date

*  See Appendix for Definition and U.S. GAAP Reconciliation
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
U.S. GAAP, US$ in mils. - Except per share data and percentage Percent
09/30/10 09/30/09 Change
Net Sales of Equipment 10,715 $  9,570 $    12%
Equipment Operations Operating Profit * 713 $       272 $       162%
Financial Services Net Income 131 $       78 $        68%
Net Income (Loss) Before Restructuring and Exceptional Items * 280 $       (162) $      nm
Diluted EPS Before  Restructuring and Exceptional Items * 1.17 $      (0.68) $     nm
Equipment Operations Operating Cash Flow 1,239 $    362 $       242%
Equipment Operations Net Debt (Cash) * (1,762) $   183 $       nm
Year to Date

$15,000
$10,000
$5,000
$0
$9,126
$1,416
$715
$2,798
$4,197
$10,894
$2,001
$1,173
$3,611
$4,109
$13,704
$2,927
$2,001
$4,215
$4,561
$9,570
$1,593
$1,121
$2,787
$4,069
$10,715
$1,789
$1,974
$2,445
$4,507
2006
2007
2008
2009
2010
North America
Western Europe
Latin America
Rest of World

% of 2010 total Net Sales
17%
42%
18%
23%

Net Sales by Geographic Region*
– Year to Date

*  See Appendix for Geographic Information
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
(U.S. GAAP, US$ in mils.)
+12%
+11%
-12%
+76%
+12%
Net Sales
Change Y-o-Y
Rate of
Change
vs. H1 ‘10

Net Sales and Operating Profit* Review
– Year to Date

Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
$5,905
$7,205
$9,935
$8,037
$8,543
$3,221
$3,689
$3,769
$1,533
$2,172
$9,126
$10,894
$13,704
$9,570
$10,715
$0
$5,000
$10,000
$15,000
2006 2007 2008 2009 2010
Agricultural Equipment Construction Equipment
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
(U.S. GAAP, US$ in mils.)
$341
$635
$1,024
$545
$732
$295
$325
$164
($273)
$636
$960
$1,188
$272
$713
($19)
($250)
$0
$250
$500
$750
$1,000
$1,250
2006 2007 2008 2009 2010

$272
$111
$140
$141
($70)
($42)
$161
$713
Sept. '09 YTD
Volume & Mix
Net Pricing
Production Cost
SG&A
R&D
Other
Sept. '10 YTD

Equipment Operations Operating Profit* Evolution
– Year to Date

*  See Appendix for Definition and U.S. GAAP Reconciliation
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
(U.S. GAAP, US$ in mils.)

Geographic Information and Market Share/Position Data 30 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Definitions
• Geographic Area as Defined by CNH are:
- North America – United States and Canada
- Western Europe – Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands,
Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom
- Latin America – Mexico, Central and South America, and the Caribbean Islands
- Rest of World – those areas not included in North America, Western Europe and Latin America as defined above.
• Market Share / Market Position Data
- Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India.
- In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations including the Association of Equipment
Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan
Construction Equipment Manufacturers Association and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.
- Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil
and any country where local shipments are not reported .
- In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.
31 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

CNH Agricultural and Construction Equipment
–
Net Sales Change Details*

*  See Appendix for Geographic Information
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
% Change
vs 2009
of which
Currency
% Change
vs 2009
of which
Currency
(U.S. GAAP, US$ in mils.)
North America 29% 1% 11% 3%
AG 22 1 9 3
CE 88 1 25 2
Western Europe (11)% (9)% (12)% (2)%
AG (12) (10) (14) (2)
CE (9) (7) (1) (3)
Latin America 54% 9% 76% 20%
AG 36 7 61 18
CE 85 12 105 25
Rest of World 16% 3% 12% 4%
AG 11 4 6 6
CE 41 (4) 40 (2)
World 20% - 12% 4%
AG 13 (1) 6 3
CE 52 1 42 6
Q3 2010
Year to Date 2010

Agricultural and Construction Industry
–
Other Country’s Details * Third Quarter

Industry % Change Year over Year Tractors Combines Light Eq Heavy Eq
Western Europe (4)% (13)% 28% 26%
France (22)% 34% 50% 34%
Germany 8% 2% 46% 29%
Italy (15)% (32)% 3% 8%
Spain 4% - (15)% (21)%
UK (7)% (34)% 13% 42%
All Other 11% (36)% 37% 22%
Latin America 21% 16% 74% 94%
Brazil 24% 10% 57% 63%
Argentina 61% 125% 104% 170%
All Other 40% 8% 90% 143%
Rest of World (6)% 7% 32% 65%
Australia & New Zealand (10)% (16)% (2)% 32%
Eastern Europe ** 8% (37)% 10% 19%
CIS *** 196% 18% 488% 652%
China (24)% nm 62% 62%
Pakistan 9% - (60)% (33)%
Turkey 192% 245% 127% 193%
South Africa 8% 44% 110% 76%
All Other 19% (2)% 21% 85%
AG CE
* See Appendix for Geographic Information
** Eastern Europe includes: Albania, Bosnia Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta,
Monaco, Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia
*** CIS: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Agricultural and Construction Industry
–
Other Country’s Details * Year to Date

Industry % Change Year over Year Tractors Combines Light Eq Heavy Eq
Western Europe (15)% (33)% 21% 15%
France (32)% (33)% 28% 21%
Germany (13)% (42)% 25% 16%
Italy (17)% (23)% 19% 22%
Spain (10)% (12)% (2)% (3)%
UK (13)% (24)% 16% 20%
All Other (5)% (34)% 18% 6%
Latin America 30% 40% 90% 114%
Brazil 41% 40% 83% 115%
Argentina 55% 66% 142% 165%
All Other 66% 18% 79% 106%
Rest of World 9% 4% 55% 84%
Australia & New Zealand (17)% (21)% 63% 68%
Eastern Europe ** 2% (18)% (3)% (0)%
CIS *** (5)% 39% 383% 372%
China 3% 265% 91% 90%
Pakistan 11% - 20% (59)%
Turkey 181% 447% 198% 307%
South Africa (4)% (41)% 135% 52%
All Other 9% (4)% 43% 80%
AG CE
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
* See Appendix for Geographic Information
** Eastern Europe includes: Albania, Bosnia Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta,
Monaco, Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia
*** CIS: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan

Credit Lines

The following table summarizes CNH credit lines and total debt at September 30, 2010:
(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 1,412      1,412      1,247    165         -       1,060    1,060    952       108       -
ABCP Facilities and BNDES Financing * 5,600      4,168      -       4,168      1,432    3,713    2,461    -       2,461    1,252
Uncommitted Lines with Third Parties 1,547      1,086      46         1,040      461       566       299       37         262       267
Committed Revolving Credit Facility with Fiat -         -         -       -         -       1,000    418       16         402       582
Uncommitted Lines with Fiat 2,699      340         4           336         2,359    2,848    580       2           578       2,268
Total Credit Lines 11,258 7,006     1,297 5,709     4,252 9,187 4,818 1,007 3,811 4,369
of which with Fiat support 4,108      1,749      413       1,336      2,359    5,255    2,405    450       1,955    2,850
Bonds 2,720      2,720    -         1,723    1,723    -
Third Party Loans * 4,992      51         4,941      975       18         957
Fiat Loans 1,144      583       561         1,892    920       972
Intersegment Loans -         490       3,443      -       634       2,398
Total Notes and Loans 8,856     3,844 8,945     4,590 3,295 4,327
Total Debt 15,862 5,141 14,654 9,408 4,302 8,138
December 31 2009
Drawn
September 30 2010
Drawn
* Items impacted by the adoption of FAS 166 & FAS 167 on January 1, 2010
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Equipment Operations Long Term Debt *

* Including Current Maturities of Long Term Debt.
** Public Notes are reported net of any premium/discount.
*** Called as of June 28, 2010 with redemption  on July 28, 2010
The following table summarizes CNH's Equipment Operations long term debt maturities at
September 30, 2010 and December 31, 2009:
(U.S. GAAP, US$ in mils.)
September 30,
2010
December 31,
2009
Public Notes **
Payable in 2013 (September) 980 $                        973 $
Payable in 2014*** (March) -                            500
Payable in 2016 (January) 250                           250
Payable in 2017 (June)
1,490                        -
Total Public Notes
2,720                      1,723
Funding from Fiat Affiliates
Fiat Committed Revolving Facility -                            16
Notes Payable in  2012 (August) 68                             115
Notes Payable in 2017 (June) 500                           800
Total Funding from Fiat Affiliates 568                         931
Other Long Term Uses of Credit Lines 1,196                      861
Other Long Term Debt 47                           17
Long Term Intersegment
490                         473
Total Long Term Debt
5,021 $                   4,005 $
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Non-GAAP Measures 37 CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Non-GAAP Measures
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation
G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.
Non-GAAP measures include:
•Net Income (Loss) Before Restructuring and Exceptional Items
•Operating Profit
•Net Debt

CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Net Income (Loss) Before Restructuring and
Exceptional Items
(U.S. GAAP, US$ in mils., except per share data)
2010 2009 2010 2009
Net income (loss) attributable to CNH 83 $             (25) $           243 $           (218) $
Restructuring, after tax:
Restructuring 6                    9                    8                  82
Tax benefit (1)                 (6)                 (1)                 (26)
Restructuring, after tax 5                    3                    7                  56
Exceptional items:
Loss from debt redemption, net of tax 14                -               14                -
Gain from the sale of business, net of tax -               -               (4)                 -
Tax charge for Medicare Part D retiree drug subsidy -               -               20                -
Net Income (loss) before restructuring and exceptional
items
102 $           (22) $           280 $           (162) $
Weighted average common shares outstanding - diluted 238.7           237.4           238.5          237.4
Diluted earnings (loss) per share before restructuring and
exceptional items
0.43 $          (0.09) $        1.17 $         (0.68) $
Third Quarter Year-to-Date

CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
CNH defines net income (loss) before restructuring and exceptional item as net income (loss) attributable to
CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results. We believe that net income (loss) before restructuring and exceptional items is a useful figure for measuring the performance of our operations.

Equipment Operations Operating Profit

CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs. Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations Gross and Operating Profit for all periods presented:
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010
(U.S. GAAP, US$ in mils.)
2010
% of
Net Sales
2009
% of
Net Sales
2010
% of
Net Sales
2009
% of
Net Sales
Net sales 3,540 $   2,960 $  10,715 $ 9,570 $
Less:
     Cost of goods sold 2,895 2,512 8,770 8,172
Gross Profit 645 18.2% 448 15.1% 1,945 18.2% 1,398 14.6%
Less:
     Selling, general and administrative 294 278 909 840
     Research and development 112 98 323 286
Operating Profit 239 $      6.8% 72 $       2.4% 713 $      6.7% 272 $     2.8%
U.S. GAAP Operating Profit by Segment
Agricultural Equipment
235 $      8.5% 160 $     6.5% 732 $      8.6% 545 $     6.8%
Construction Equipment
4 $          0.5% (88) $      (17.4)% (19) $       (0.9)% (273) $    (17.8)%
Third Quarter Year-to-Date

Equipment Operations IFRS to GAAP Analysis

(US$ in mils.)
2010 2009 2010 2009
Trading Profit Under IFRS
Agricultural Equipment 222 $        171 $        665 $        498 $
Construction Equipment 6               (123)          (24)            (328)
Financial Services 51             49             155           156
Trading Profit Under IFRS 279           97             796           326
The following reconciles trading profit to operating profit under US GAAP:
Equipment Operations Trading Profit Under IFRS 228 $        48 $          641 $        170 $
Accounting for Benefit Plans (6)              (10)            (13)            (30)
Intangible Asset Amortization,
   Primarily Development Costs (52)            (43)            (135)          (98)
IFRS Reclassifications * 61             52             174           137
Other Adjustments (35)            (17)            (68)            (54)
Total Adjustments (32)            (18)            (42)            (45)
Plus: U.S. GAAP "Other, net" 43             42             114           147
U.S. GAAP Operating Profit 239 $        72 $          713 $        272 $
Third Quarter Year -to-Date
* The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

Net Debt
The following table sets forth total debt and “Net Debt (Cash)” - total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable - as of September 30, 2010 and December 31, 2009:

30-Sep-10 31-Dec-09 30-Sep-10 31-Dec-09 30-Sep-10 31-Dec-09
With Fiat affiliates 151 $           537 $           19 $             7 $               132 $           530 $
Owed to securitization investors 2,044           -               -               -               2,044           -
Other 1,541           1,435           101              129              1,440           1,306
Intersegment -               -               -               161              2,903           1,594
Total short-term debt 3,736 $        1,972 $       120 $           297 $           6,519 $        3,430 $
With Fiat affiliates 1,334 $        2,352 $       568 $           931 $           766 $           1,421 $
Owed to securitization investors 4,102           -               -               -               4,102           -
Other 6,690           5,084           3,963           2,601           2,727           2,483
Intersegment -               -               490              473              540              804
Total long-term debt 12,126 $     7,436 $       5,021 $        4,005 $       8,135 $        4,708 $
With Fiat affiliates 1,485 $        2,889 $       587 $           938 $           898 $           1,951 $
Owed to securitization investors 6,146           -               -               -               6,146           -
Other 8,231           6,519           4,064           2,730           4,167           3,789
Intersegment -               -               490              634              3,443           2,398
Total debt 15,862 $     9,408 $       5,141 $        4,302 $       14,654 $     8,138 $
Cash and cash equivalents 1,182 $        1,263 $       334 $           290 $           848 $           973 $
Deposits in Fiat affiliates cash management pools 3,214           2,251           3,126           2,144           88                 107
Intersegment notes receivable -               -               3,443           2,398           490              634
Net debt (cash) 11,466 $     5,894 $       (1,762) $      (530) $         13,228 $     6,424 $
Less:
Consolidated Equipment Operations Financial Services
(in millions)
Short-term debt:
Long-term debt:
Total debt:
CNH Global N.V. Third Quarter 2010 Conference Call - October 21, 2010

End